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                              April 10, 2023

       Howard Lutnick
       Chief Executive Officer
       CF Acquisition Corp. VIII
       110 East 59th Street
       New York, NY 10022

                                                        Re: CF Acquisition
Corp. VIII
                                                            Form 10-K for
Fiscal Year Ended December 31, 2022
                                                            Filed March 29,
2023
                                                            File No. 001-40206

       Dear Howard Lutnick:

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.



       Form 10-K for Fiscal Year Ended December 31, 2022

       Item 9A. Controls and Procedures, page 32

   1. Please revise to disclose the conclusions of your principal executive officer and principal financial officer
regarding the effectiveness of your disclosure controls and procedures.
                                                        Refer to Item 307 of
Regulation S-K.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Howard Lutnick
CF Acquisition Corp. VIII
April 10, 2023
Page 2

       You may contact Stephen Kim at (202) 551-3291 or Rufus Decker at (202) 551-3769, if
you have any questions.



FirstName LastNameHoward Lutnick                        Sincerely,
Comapany NameCF Acquisition Corp. VIII
                                                        Division of Corporation
Finance
April 10, 2023 Page 2                                   Office of Trade &
Services
FirstName LastName